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                              July 26, 2021

       Jack Stover
       Chief Executive Officer
       NorthView Acquisition Corp
       207 West 25th St, 9th Floor
       New York, NY 10001

                                                        Re: NorthView
Acquisition Corp
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed July 1, 2021
                                                            File No. 333-257156

       Dear Mr. Stover:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amended Form S-1 filed July 1, 2021

       Capitalization, page 62

   1. We note that you are offering 18,000,000 common shares as part of your initial public offering of units, but
only show 16,443,633 common shares subject to possible
                                                        redemption in your
Capitalization table. Please tell us how you considered the guidance in
                                                        ASC 480-10-S99-3A,
which requires securities that are redeemable for cash or other assets to be classified
outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the holder, in concluding that all
18,000,000 common shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Jack Stover
NorthView Acquisition Corp
July 26, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameJack Stover
                                                           Division of
Corporation Finance
Comapany NameNorthView Acquisition Corp
                                                           Office of Real
Estate & Construction
July 26, 2021 Page 2
cc:       Cavas S. Pavri
FirstName LastName